UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Six-month period ended September 30, 2011

Commission File Number 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Rajiv Choubey

Company Secretary and Head Legal

SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O.

Tuticorin–628002

Tamil Nadu, India

(91) 461 661 2982

rajiv.choubey@vedanta.co.in

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet. Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2011 and for Six-month period ended September 30, 2010 and 2011 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “our company”, “our consolidated group of companies” or “SIIL” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Proprietary Limited, or CMT, Thalanga Copper Mines Proprietary Limited, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, Talwandi Sabo Power Limited, or TSPL, THL Zinc Ventures Limited or THLZVL, THL Zinc Limited, or THLZL, THL Zinc Holding B.V., or THLZBV, THL Zinc Namibia Holdings (Proprietary) Limited, or Skorpion, Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, or BMM, Vedanta Lisheen Finance Limited, or Lisheen, Vedanta Base Metals (Ireland) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited, Killoran Lisheen Holdings Limited, Malco Power Company Limited, or MPCL, Malco Industries Limited, or MIL, Vizag General Cargo Berth Private Limited, or VGCB, Paradip Multi Cargo Berth Private Limited, or PMCB and Pecvest 17 Proprietary Limited.

Our consolidated financial information does not include our controlling shareholder Vedanta Resources Plc, or Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines Plc, or KCM, Konkola Resources Plc, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Resources Limited (earlier V.S. Dempo & Company Private Limited), Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited) and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% non-controlling interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.

In this annual report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated. References to primary market share in this annual report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupee to US dollars at the noon buying rate of $1.00 = Rs. 49.05 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2011. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at suchratesoranyotherrate.

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	a decline or volatility in the prices of or demand for copper, zinc, aluminum or power;

•	events that could cause a decrease in our production of copper, zinc, aluminum or power;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminum or power industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

II

These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the US Securities and Exchange Commission, or the SEC, including “Item 3. Key Information —D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F for fiscal 2011. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

III

Index to Unaudited Condensed Consolidated Interim Financial Statements

$000,000
Page(s)

Unaudited Condensed Consolidated Interim Statements of Income for Six-month period ended September 30, 2010 and 2011.	F-1

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for Six-month period ended September 30, 2010 and 2011.	F-2

Audited Statement of Financial Position as of March 31, 2011 and Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2011.	F-3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for Six-month period ended September 30, 2010 and 2011.	F-4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for Six-month period ended September 30, 2010 and 2011.	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

IV

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	$000,000.00	$000,000.00	$000,000.00	$000,000.00
	Notes	Six–month period ended September 30,
		2010	2011	2011
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue	4	119,528	200,592	4,089.5
Cost of sales	—	(90,785)	(153,939)	(3,138.4)

Gross profit	—	28,743	46,653	951.1
Other operating income	—	982	1,127	23.0
Distribution expenses	—	(1,338)	(3,632)	(74.1)
Administration expenses	—	(2,801)	(4,136)	(84.3)

Operating profit	—	25,586	40,012	815.7
Investment and other income	5	10,101	15,152	308.9
Finance and other costs	6	1,761	(7,377)	(150.4)
Share in Consolidated (loss)/profit of associate	—	(1,343)	(4,794)	(97.7)

Profit before tax	—	36,105	42,993	876.5
Income tax expense	7	(8,809)	(9,648)	(196.7)

Profit for the period	—	27,296	33,345	679.8
Profit attributable to:
Equity holders of the parent	—	19,702	22,821	465.2
Non-Controlling Interests	—	7,594	10,524	214.5

	—	27,296	33,345	679.8

Earnings per share	25	—	—	—
Basic	—	5.86	6.79	0.1
Diluted	—	5.39	6.79	0.1

Weighted average number of equity shares used in computing earnings per share	—	—	—	—
Basic	—	3,361,207,534	3,361,207,534	3,361,207,534
Diluted	—	3,446,945,134	3,361,207,534	3,361,207,534

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Six–month period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Profit for the period	27,296	33,345	679.8
Other comprehensive income, net of tax:
Exchange differences on translating foreign operations	338	801	16.3
Available-for-sale financial investments	44	(95)	(1.9)
Cash flow hedges	321	(3,685)	(75.2)
Share of other comprehensive (loss)/income of associate	239	(924)	(18.8)

Total other comprehensive income for the period, net of taxes	942	(3,903)	(79.6)

Total comprehensive income	28,238	29,442	600.2

Total comprehensive income attributable to:

Equity holders of the parent	20,649	19,121	389.8

Non-Controlling Interests	7,589	10,321	210.4

	28,238	29,442	600.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	$000,000.00	$000,000.00	$000,000.00	$000,000.00
		As of
	Notes	March 31, 2011	September 30, 2011	September 30, 2011
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
ASSETS
Non-current assets
Property, plant and equipment	8	326,944	348,869	7,112.5
Intangible assets	—	10,305	9,763	199.0
Leasehold land prepayments	—	1,217	1,259	25.7
Investment in associate	9	1,879	—	—
Financial assets investments	10	1,233	1,138	23.2
Other non-current assets	11	14,699	14,732	300.3

Total non-current assets	—	356,277	375,761	7,660.7

Current assets
Inventories	12	52,358	48,627	991.4
Current tax asset	—	827	145	3.0
Trade and other receivable	13	111,906	141,627	2,887.4
Short term investments	14	203,111	202,153	4,121.4
Derivative financial assets	—	1,088	3,549	72.4
Restricted cash and cash equivalents	15	39	165	3.4
Cash and cash equivalents	16	21,487	23,138	471.7

Total current assets	—	390,816	419,404	8,550.6
Assets held for sale	17	11	11	0.2

Total assets	—	747,104	795,176	16,211.5

LIABILITIES
Current liabilities
Short-term borrowings	20	37,948	48,650	991.8
Acceptances	—	25,786	39,503	805.4
Trade and other payables	18	66,592	58,203	1,186.6
Derivative Financial Liabilities	—	410	3,625	73.9
Provisions	—	1,352	1,182	24.1
Current tax liabilities	—	2,356	2,097	42.8

Total current liabilities	—	134,444	153,260	3,124.6

Net current assets	—	256,372	266,144	5,426.0

Non-current liabilities
Long-term borrowings	20&21	53,559	61,319	1,250.1
Deferred tax liabilities	—	28,226	24,237	494.1
Retirement benefits	—	1,948	1,559	31.8
Provisions	—	6,182	6,481	132.1
Other non current liabilities	19	2,719	5,046	102.9

Total non-current liabilities	—	92,634	98,642	2,011.0

Total liabilities	—	227,078	251,902	5,135.6

Net assets	—	520,026	543,274	11,075.8

EQUITY
Share capital	—	3,361	3,361	68.5
Security premium	—	181,117	181,117	3,692.5
Other components of equity	—	2,497	(1,203)	(24.5)
Retained earnings	—	223,195	241,720	4,928.0

Equity attributable to equity holders of the parent	—	410,170	424,995	8,664.5

Non-Controlling Interests	—	109,856	118,280	2,411.4

Total Equity	—	520,026	543,274	11,075.8

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	$00,000.00	$00,000.00	$00,000.00
	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. In millions)	(US dollars in millions)
Cash flows from operating activities
Profit before taxes	36,105	42,993	876.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,701	11,942	243.5
Provision for doubtful debts/advances	26	(20)	(0.4)
Fair valuation gain on financial assets held for trading	(1,752)	(5131)	(104.6)
Profit on sale of fixed asset, net	(81)	(126)	(2.6)
Share in consolidated (profit) / loss of associate	1,343	4,794	97.7
Exchange (gains)/loss, net	(595)	8,910	181.7
Gain on fair valuation of conversion option	(2,320)	(1,395)	(28.4)
Interest and dividend income	(8,225)	(10,018)	(204.2)
Interest expenses	1,174	2,194	44.7
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	(3,497)	(12,866)	(262.3)
(Increase) in inventories	(12,061)	3,740	76.2
(Increase)/decrease in other current and non-current assets	(1,764)	663	13.5
(Decrease) in trade and other payable	(857)	(16,130)	(328.8)
(Decrease)/ Increase in other current and non-current liabilities	58	(228)	(4.6)
Proceeds from short term investments	227,730	348,219	7,099.3
Purchases of short term investments	(201,787)	(340,597)	(6,943.9)

Cash generation/(used) from operation	38,198	36,944	753.3
Interest paid	(1,599)	(3,589)	(73.2)
Interest received	6,194	9,281	189.2
Dividend received	1,945	395	8.0
Income tax paid	(6,897)	(12,063)	(245.9)

Net cash (used) / provided in operating activities	37,841	30,967	631.5

Cash flows from investing activities
Purchases of property, plant and equipment	(24,961)	(34,225)	(697.8)
Proceeds from sale of property, plant and equipment	486	112	2.3
Loans repaid by related parties	72,702	—	—
Loans to related parties	(31,994)	(10,000)	(203.9)
Proceeds from short term deposits	21,129	50,841	1,036.5
Purchases of short term deposits	(71,433)	(52,677)	(1,073.9)
Net changes in restricted cash and cash equivalents	(15)	(126)	(2.6)

Net cash used in investing activities	(34,086)	(46,075)	(939.4)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	2,152	645	13.1
Proceeds from/(repayment of) acceptances, net	(401)	—	—
Proceeds from acceptances	—	73,482	1,498.1
Repayment of acceptances	—	(63,274)	(1,290.0)
Repayment of other short term borrowings	(2,000)	(41,201)	(840.0)
Proceeds from other short-term borrowings	2,427	45,661	930.9
Proceeds from long-term borrowings	978	11,758	239.7
Repayment of long-term borrowings	(1,479)	906	18.5
Payment of dividends to equity holders of the parent, including dividend tax	(3,674)	(4,297)	(87.6)
Payment of dividends to Non-controlling interest, including dividend tax	(1,068)	(1,754)	(35.8)
Loans repaid to related parties	—	(4,900)	(99.9)

Net cash provided / (used) by financing activities	(3,065)	17,026	347.0

Effect of exchange rate changes on cash and cash equivalents	33	(267)	(5.4)
Net increase in cash and cash equivalents	723	1,651	33.6
Cash and cash equivalents at the beginning of the period	2,021	21,487	438.1
Cash and cash equivalents at the end of the period	2,744	23,138	471.7

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	19,360	22,201	452.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earning	Total	Non-controlling Interest	Total equity
Balance as at April 1, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988
Profit for the period	—	—	—	—	—	19,702	19,702	7,594	27,296
Exchange differences on translation of foreign operations	—	—	338	—	—	—	338	—	338
Movement in available for sale financial investments	—	—	—	44	—	—	44	—	44
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	326	—	326	(5)	321
Share of other comprehensive income of associate, net of tax	—	—	—	—	239	—	239	—	239

Total comprehensive income for the period	—	—	338	44	565	19,702	20,649	7,589	28,238

Shares issued	1,680	(1,680)	—	—	—	—	—	—	—
Dividend paid including tax on dividend	—	—	—	—	—	(3,674)	(3,674)	(1,068)	(4,742)

Balance as at September 30, 2010	3,361	181,117	1,234	370	2,066	193,999	382,147	93,337	475,484

Balance as at April 1, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,856	520,026
Profit for the period	—	—	—	—	—	22,821	22,821	10,524	33,345
Exchange differences on translation of foreign operations	—	—	1,042	—	—	—	1,042	(241)	801
Movement in available for sale financial investments	—	—	—	(95)	—	—	(95)	—	(95)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	(3,723)	—	(3,723)	38	(3,685)
Share of other comprehensive income of associate, net of tax	—	—	—	—	(924)	—	(924)	—	(924)

Total comprehensive income for the period	—	—	1,042	(95)	(4,647)	22,821	19,121	10,321	29,442

Acquisition fair value adjustment	—	—	—	—	—	—	—	(143)	(143)
Dividend paid including tax on dividend	—	—	—	—	—	(4,297)	(4,297)	(1,754)	(6,051)

Balance as at September 30, 2011	3,361	181,117	2,652	102	(3,957)	241,720	424,995	118,280	543,274

Balance as at September 30, 2011 (in US dollars in millions)	68.5	3,692.5	54.1	2.1	(80.7)	4,928.0	8,664.5	2,411.4	11,075.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Company Overview

Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary Shares, or ADS, each representing one equity share, and listed its ADSs on the New York Stock Exchange. In July 2009, Sterlite completed its follow-on offering of an additional 131,906,011 ADSs, each representing one equity share, which are listed on the New York Stock Exchange.

SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.64 % of SIIL’s equity as of September 30, 2011.

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2011. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelter, one lead-zinc smelter, five sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and a zinc ingot melting and casting plant in the State of Uttarakhand in North India.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia, Lisheen mine in Ireland and a 74% stake in Black Mountain Mining (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company completed the acquisition of Skorpion on December 3, 2010, of 74% of BMM on February 4, 2011 and of Lisheen on February 15, 2011.

The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as of September 30, 2011. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) engaged in the power generation business in India. SEL commissioned first two units in March 2011 and May 2011 respectively and the remaining two units are expected to be progressively commissioned by the fourth quarter of fiscal 2012. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility. These allocated coal blocks are regarded as non-reserve coal deposits. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW (increased to 2,640 MW in fiscal 2011) thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. Given the current prices of coal and the power tariffs in India, the plan for fourth unit of 660 MW of the Talwandi Sabo power project has been put on hold. The project is expected to be completed by second quarter of 2014. On October 30, 2009, Sterlite Energy filed an initial offering document with the Securities and Exchange Board of India for a proposed initial public offering of its equity shares for an estimated offering size of Rs. 51,000 million ($1,145.0 million). While the permission from SEBI to proceed with the initial public offering lapsed in April 2011, we continue to explore various financing options for Sterlite Energy including an initial public offering.

The Company’s other activities include Paradip Multi Cargo Berth Private Limited (“PMCBPL”) and Vizag General Cargo Berth Private Limited (“VGCB”), in which the Company owns a 74% interest in each. Paradip port operation includes building, owning and operating a new berth at Paradip port, situated in the Jagatsinghpur District of Orissa, on the east coast of India. Vizag port operation includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India

The Company owns 29.5% Non-controlling interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), 70.5% owned subsidiary of Vedanta.

2. Basis of preparation of financial statements

Basis of preparation

These interim financial statements have been prepared in accordance with the accounting policies that the company had previously and had adopted in its annual financial statements for the period ending March 31, 2011. Those accounting polices are based on IFRS and its interpretations. The policies set out below were consistently applied to all periods presented unless otherwise noted.

Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis and on an accrual cost basis, except for derivative financial instruments, liquid investments, available-for-sale financial assets and defined benefit pension obligations that have been measured at fair value.

Recently issued accounting pronouncements

a) At the date of authorization of these financial statements, the following standards interpretations and amendments which have not been applied in these financial statements were in issue but were not yet effective:

In June 2011, the IASB issued “Improvements to IFRS” — a collection of amendments to certain IFRSs — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2013 respectively, although entities are permitted to adopt them earlier. The Company is currently evaluating the impact, if any, the adoption of these improvements will have on the Company’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

IAS 16 “Property, Plant and Equipment”

IAS 32 “Financial Instruments: Presentation”

IAS 34 “Interim Financial Reporting”

The following new IFRSs were issued during the year and are applicable to annual reporting periods beginning on or after January 1, 2013.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements. The International Accounting Standards Board (IASB) issued on December 16, 2011 amendments to IFRS 9 Financial Instruments that defer the mandatory effective date from January 1, 2013 to January 1, 2015.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27—“Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation – Special Purpose Entities”. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31 – “Interest in Joint Ventures” (amended 2008) and SIC 13 – “Jointly Controlled Entities – Non Monetary Contribution by Ventures”. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 replaces disclosure requirements in IAS 27 – “Consolidated and Separate Financial Statements” (amended 2008), IAS 28 – “Investment in Associates” and IAS 31 – “Interest in Joint Ventures” (amended 2008). The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

(b) Standards adopted by the Company during the period ended September 30, 2011 is as below :

Service Concession Arrangements

In accordance with International Financial Reporting Interpretations Committee (“IFRIC”) 12- Service Concession Arrangements and the various provisions of IFRS, the Company has determined the appropriate treatment of the principal assets of and income from such service concession contracts. Service concessions are accounted for as intangible assets where the Company, has a contractual right to charge users of public services, when the projects are completed.

Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The accompanying unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the period ended September 30, 2011 have been translated into US dollars (“$”) at the noon buying rate of $1.00 = Rs. 49.05 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2011. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies

A. Basis of consolidation

The unaudited condensed consolidated interim financial statement incorporates the results of SIIL and all its subsidiaries, being the entities that it controls. This control is normally evidenced when SIIL is able to govern an entity’s financial and operating policies so as to benefit from its activities or where SIIL owns, either directly or indirectly, the majority of an entity’s equity voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control.

The results of subsidiaries acquired or sold during the period are consolidated for the periods from, or to, the date on which control is transferred. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring any dissimilar accounting policies that may exist in line with Company’s policy.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the unaudited condensed consolidated interim financial statements. Unrealized losses are eliminated unless costs cannot be recovered.

B. Investments in Associates

Investments in associates are accounted for using the equity method. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies and normally owns between 20% and 50% of the voting equity but is neither a subsidiary nor a joint venture. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above and is included in the carrying value of investments in associate.

Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and comprehensive income includes the Company’s share of associate’s results, except where the associate is generating losses, the Company’s investments in the associate has been written down to zero and the Company has no legal or constructive obligation to make any payments on behalf of the associate.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred.

C.Revenue Recognition

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, excise duty and other indirect taxes.Revenues are recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer and the commodity has been generally delivered to the shipping agent. Revenues from sale of material by-products are included in revenue.

Certain of our sales contracts provide for provisional pricing based on the price on The London Metal Exchange Limited (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and same is adjusted in revenue.

Revenue from sale of power is recognized when delivered and measured based on contractual agreement and tariff rates approved by electricity regulatory authorities.

Dividend income is recognised when the shareholders’ right to receive payment is established. Interest income is recognised using an effective interest method.

D. Business Combinations

Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognised at their fair value at the acquisition date.

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the income statement in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to income statement in line with IFRS 3.

E. (a) Property, Plant and Equipment

(i). Mining Properties

The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit-ofproduction basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.

In circumstances where a property is abandoned, the cumulative capitalised costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii). Other Property, Plant and Equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statement of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalized.

(iii). Assets in the Course of Construction

Assets in the course of construction are capitalized in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

(iv). Depreciation

Mining properties and other assets in the course of development or construction, freehold land and goodwill are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, Plant and Equipment — Mining Properties”.

Other buildings, plant and equipment, office equipment and fixtures, and motor vehicles are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
- Operations	30 years
- Administration	50 years
Plant and equipment	10 – 20 years
Office equipment and fixtures	3 – 20 years
Motor vehicles	9 – 11 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.

(b) Intangible assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as intangible asset and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right are expensed as incurred.

F. Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the statement of financial position.

G. Financial Instruments

(i). Non-derivative financial assets

The Company initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial asset investments, short-term investments, cash and cash equivalents, loans and receivables.

(a). Financial asset investments

Financial asset investments are classified as available for sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in other comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are recycled into the statement of income.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

(b). Short term investments

Short term investments represent short-term marketable securities and other bank deposits with an original maturity between three to twelve months.

Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the statement of income.

(c). Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition.

(d). Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Trade receivables are stated at their transaction value as reduced by appropriate allowances for estimated irrecoverable amounts. The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the loans and receivables directly.

Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the interest would be immaterial.

(ii). Non-derivative financial liabilities

The Company initially recognises debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.

(a). Borrowings

Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the effective interest rate (“EIR”). The EIR amortisation is included in finance costs in the statement of income. The unamortised portion is classified with the carrying amount of debt.

(b). Foreign currency convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in statement of income. The conversion option is presented together with the related liability.

(c). Trade and other payables

Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.

(iii). Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting,

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss. However, when a hedge of a forecast transaction subsequently results in recognition of a non financial asset, the associated cumulative gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of that asset. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the other comprehensive income is transferred to statement of income.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the statement of income immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the statement of income.

H. Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period

All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

J. Impairment

Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in other comprehensive income is transferred to the statement of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in other comprehensive income.

The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.

Impairment losses are recognized in the statement of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

K. Government grants

Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the statement of income over the expected useful lives of the assets concerned. Other grants are credited to the statement of income as and when the related expenditure is incurred.

L. Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:

•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis;

•

finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis; and

•	by-products and scrap are valued at net realisable value

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

M. Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years. In interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings. Such estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes:

•

tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•

deferred income tax is not recognised on goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in other comprehensive income and not in the statement of income.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.

N. Retirement benefit schemes

The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.

Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

O. Share based payments

SIIL does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SIIL and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the statement of income.

P. Provisions for liabilities and charges

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the statement of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance and other cost in the statement of income.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the statement of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Foreign currency translation

The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value and are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the statement of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in other comprehensive income.

For the purposes of the consolidated financial statements, items in the statement of income of those entities for which the Indian Rupees (functional currency of SIIL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the statement of income.

S. Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of SIIL by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

T. Critical accounting judgments and estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	Note 8 (a) and (b) the accounting policy on property, plant and equipments- Mining reserve estimates and useful life of property, plant and equipment and policy on intangible assets, respectively.

ii.	Note 17 and the accounting policy on impairment of assets:

In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could impact on the carrying value of the assets.

iii.	Accounting policy on restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalized when incurred reflecting ourobligations at that time. A corresponding provision is created on the liability side. The capitalized asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

iv.	Accounting policy on retirement benefit schemes

v.	Note 26 Contingencies:

The Company also has significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a materially adverse effect on its financial position or profitability.

vi.	Note 7 and accounting policy on taxation:

In preparing consolidated financial statements, the Company recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

vii.	Note 9 on investments in associate:

Consequent to ongoing delay in approval for the Niyamgiri mines and expansion of alumina refinery, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is currently considered necessary based on the possible alternate source of obtaining bauxite and expectation of obtaining the necessary approvals for alumina refinery expansion in due course.

4. Revenue:

	1190 528	1190 528	1190 528
	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Gross revenue	128,374	210,128	4,283.9
Less: excise duty	(8,846)	(9,537)	(194.4)

Revenue, net of excise duty	119,528	200,592	4,089.5

5. Investment and other income:

	1190 528	1190 528	1190 528
	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Dividend income on financial assets held for trading	2,267	395	8.1
Fair value gain on financial assets held for trading	1,752	5,131	104.6
Interest income on bank deposits	1,906	3,818	77.8
Interest income on loans and receivables	4,040	5,819	118.6
Foreign exchange gain /(loss)	180	2	0.1
Capitalisation of interest income(1)	(44)	(13)	(0.3)

	10,101	15,152	308.9

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs:

	(2,320). .	(2,320). .	(2,320). .
	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes(2)	733	3,297	67.2
Interest on convertible notes(2)	939	39	0.8
Bank charges	189	498	10.2
Unwinding of discount on provisions	8	99	2.0
(Gain)/loss on fair valuation of conversion option	(2,320)	(1,395)	(28.4)
Foreign exchange (loss)/gain	(195)	5,877	119.8
Others	462	110	2.2
Capitalisation of finance costs(1)	(1,577)	(1,148)	(23.4)

	(1,761)	7,377	150.4

Notes:

(1)	Capitalisation of finance costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The rate for capitalisation of interest relating to general borrowings was approximately 12.69% and 12.71% for the period ended September 30, 2010 and 2011 respectively.

(2)	Finance costs include Rs.1,672 million and Rs. 2,938 million ($59.9 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the period ended September 30, 2010 and 2011 respectively.

7. Tax expenses

The following are the details of tax expenses charged to the statement of income for the periods indicated:

	(2,320)	(2,320)	(2,320)
	For the Six-month period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on the profit for the period	8,317	12,774	260.4
Charge /(Credits) in respect of current tax for earlier Period	46	(285)	(5.8)

Total current tax	8,363	12,489	254.6

Deferred tax:
Origination and reversal of temporary differences	446	(2,841)	(57.9)

Total deferred tax	446	(2,841)	(57.9)

Tax expense for the period	8,809	9,648	196.7
Effective income tax rate (%)	24.4	22.4	22.4

.

8. (a) Property, plant and equipments:

	Rs. in millions						US dollar in millions
	Mining property	Land and Building	Plant and equipments	Motor vehicles	Office equipments and fixtures	Total	Total
Cost	—	—	—	—	—	—	—
April 1, 2011	52,569	26,447	197,076	979	3,046	280,117	6,289.1
Acquisition Adjustment	(764)	—	—	—	—	(764)	(15.6)
Additions	461	763	22,455	136	129	23,944	488.2
Disposals/adjustments*	—	(7)	(85)	(17)	(3)	(112)	(2.3)
Foreign exchange	(174)	(73)	(554)	59	—	(742)	(15.1)

September 30, 2011	52,092	27,130	218,892	1,157	3,172	302,443	6,744.3

Accumulated depreciation and impairment	—	—	—	—	—	—	—
April 1, 2011	13,403	4,004	56,407	172	1,503	75,489	1,694.8
Charge for the period	3,944	578	7,154	77	94	11,847	241.5
Disposals/adjustments*	—	—	(58)	(10)	(1)	(69)	(1.4)
Foreign exchange	176	(24)	4	6	(1)	161	3.3

September 30, 2011	17,523	4,558	63,507	245	1,595	87,428	1,938.2

Property, plants and equipment as at:
April 1, 2011	39,166	22,443	140,669	807	1,543	204,628	4,594.2
Assets under construction	—	—	—	—	—	122,316	2,746.2

Total	—	—	—	—	—	326,944	7,340.4

September 30, 2011	34,569	22,572	155,385	912	1,577	215,015	4,383.6
Assets under construction	—	—	—	—	—	133,854	2,728.9

Total	—	—	—	—	—	348,869	7,112.5

September30, 2011 (US dollar in millions)	704.8	460.2	3,167.9	18.6	32.2	—	—

*	Adjustments refer to classification of certain property, plant and equipments as assets held for sale, refer Note 17

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 1,135 million ($23.1 million) for the period ended September 30, 2011.

(b) Intangible assets

The intangible assets relate to the Gamsberg mine project which is in exploration stage and was acquired during the previous fiscal year.

Movement in Intangible assets during the period is as below:

	(Rs. in Millions)	(US dollar in millions)
Balance as at March 31, 2011	10,305	210.1
Foreign exchange	(542)	(11.1)

Balance as at September 30, 2011	9,763	199.0

(Rs. in Millions)
Acquisition through business combination	10,080
Foreign exchange	225

Balance as at March 31, 2011	10,305

9. Investment in associate

Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium cater to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.

The Company has continued to account for its share of losses of its associate’s Company , Vedanta Aluminum even though the carrying amount of the equity investment under the equity method has reduced to nil. The additional losses to the extent of Rs.3,839 million have been recognised in the above consolidated income statement and also disclosed under other payables, as the Company intends to make additional equity investment in VAL to maintain its share of holding in that company.

The Company’s investment in Vedanta Aluminium consists of the following:

	000000	000000	000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity investment	1,879	—	—

Total	1,879	—	—

Summarized consolidated financial information in respect of Vedanta Aluminium is as follows:

	0000000000	0000000000	0000000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current assets	27,203	31,245	637.0
Non-current assets	273,868	281,250	5,733.9

Total assets	301,071	312,495	6,370.9

Current liabilities	202,159	193,625	3,947.5
Non-current liabilities	92,543	131,884	2,688.8

Total liabilities	294,702	325,509	6,636.3

	0000000000	0000000000	0000000000
	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Total revenue	21,230	26,728	544.9
Operating (loss)	(437)	(2,052)	(41.8)
Profit/(Loss) for the period	(4,551)	(16,251)	(331.3)

Share in consolidated profit/(loss) of associate	(1,343)	(4,794)	(97.7)
Share in consolidated other comprehensive (loss)/income of associate, net of tax	239	(924)	(18.8)

10. Financial assets investments

Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements:

	14,699	14,699	14,699
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Beginning of the period,	1,362	1,233	25.1
Changes in fair value	(129)	(95)	(1.9)

As at September 30,	1,233	1,138	23.2

Available for sale financial assets consists of the following:

	14,699	14,699	14,699
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Quoted	249	154	3.1
Unquoted	984	984	20.1

	1,233	1,138	23.2

Quoted investments represent investments in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active market.

Unquoted investments are held at cost and principally represent an investment in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited. The fair value of unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

11. Other non-current assets

	14 69.09	14 69.09	14 69.09
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Loans to associate	7,890	7,390	150.6
Other non-current assets	6,809	7,342	149.7

	14,699	14,732	300.3

Other non-current assets include Rs. 4,325 million ($88.2 million) held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.

12. Inventories

Inventories consist of the following:

	00000.00	00000.00	00000.00
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Raw materials and consumables	30,841	26,244	535.0
Work-in-progress	18,160	18,152	370.1
Finished goods	3,357	4,231	86.3

	52,358	48,627	991.4

Inventories with a carrying amount of Rs.40,578 million and Rs. 35,610 million ($726.0 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2011 and September 30, 2011, respectively.

13. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the period indicated:

	000000.00	000000.00	000000.00
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade receivables	15,281	20,151	410.8
Trade receivables from associate*	837	5,603	114.2
Trade receivables from other related parties	458	491	10.0
Loans to associate	72,314	82,004	1,671.9
Loans to other related parties	7,501	8,322	169.7
Balance with Government authorities	8,707	7,887	160.8
Prepayments	1,137	1,277	26.0
Claims/refunds receivable	2,024	10,076	205.4
Advances for supplies	2,260	2,300	46.9
Other receivables	1,387	3,516	71.7

	111,906	141,627	2,887.4

*	includes interest receivable from associate

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer to related party disclosure.

Trade receivables with a carrying value of Rs. 9,008 millions and Rs. 15,600 million ($318.0 million) have been given as collaterals towards borrowings as at March 31, 2011 and September 30, 2011 respectively.

Allowances for impairment of trade and other receivables

The change in the allowance for impairment of trade and other receivables is as follows:

	0000000000	0000000000	0000000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. In millions)	(Rs. in millions)	(US dollars in millions)
Balance at the beginning of the Period	230	256	5.2
Allowance made during the Period	33	—	—
Written off	(7)	(20)	(0.4)

Closing balance	256	236	4.8

14. Short term investments

Short term investments consist of the following:

	00000000	00000000	00000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Bank deposits	76,666	79,339	1,617.5
Other investments	126,445	122,814	2,503.9

	203,111	202,153	4,121.4

Other investments include mutual fund investments and certificate of deposits and are fair valued through the statement of income. Bank deposits are made for periods of between three months and one year depending on the cash requirements of the Company and earn interest at the respective deposit rates.

The Company has pledged short term investments of Rs. 65 million and Rs. 63 million ($1.3 million) as at March 31, 2011 and September 30, 2011 respectively, to secure certain banking facilities.

15. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	00000	00000	00000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	39	165	3.4

	39	165	3.4

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.

Short term deposits have been pledged with banks for credit facilities.

16. Cash and cash equivalents

Cash and cash equivalents consist of:

	000000000	000000000	000000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	7,717	7,062	144.0
Short-term deposits	13,770	16,076	327.7

	21,487	23,138	471.7

17. Assets held for sale

As of September 30, 2011 and March 31, 2011, the Company recognized assets amounting to Rs.11 million as assets held for sale. Such assets related to the Company’s aluminum segment.

A description of the assets held for sale is as follows:

	Gross Val	Gross Val	Gross Val
	As of September 30, 2011
	Gross Value	Accumulated Depreciation	Net Value
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Building	31	29	2
Plant & Machinery	174	165	9

Total	205	194	11

US dollars in millions	4.2	4.0	0.2

	Gross Value	Gross Value	Gross Value
	As of March 31, 2011
	Gross Value	Accumulated Depreciation	Net Value
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Building	31	29	2
Plant & Machinery	174	165	9

Total	205	194	11

The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. Consequently, operations at the smelter were being phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009.

Consequently, the Company recognised Plant 1 smelter assets at Korba, the main receiving station and distribution system used in the above mentioned smelter, Fume treatment plant (“FTP”), Profile tube shop and Bidhan Bagh Unit under the head “Assets held for sale”. The Company obtained approval for dismantling and disposing of these assets from the appropriate level of management. Part of the assets recognised as held for sale with a carrying value of Rs. 122 million and Rs. 177 million have been disposed off during its year ended March 31, 2010 and March 31, 2011 respectively. The balance disposal is expected to be completed by March 2012.

The estimated fair value less costs to sell of the assets held for sale is higher than the carrying value of the assets. Since the estimated fair value less costs to sell of these assets is higher than the carrying value, no impairment was recognized. The carrying value of the assets has been shown separately in the statements of financial position.

18. Trade and other payables

Trade and other payables consist of:

	Gross Va00	Gross Va00	Gross Va00
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. In millions)	(US dollars in millions)
Trade payables	40,048	17,454	355.8
Advances from customers	1,629	780	15.9
Amount due to related party	1,202	1,895	38.6
Security deposit and retentions	782	2,317	47.2
Project creditors	16,415	22,201	452.6
Other payables	6,516	13,556	276.5

	66,592	58,203	1,186.6

Trade payables are non-interest bearing and are normally settled within 90 day terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and others.

Acceptances:

Acceptances consist of:

	000000000	000000000	000000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Payable under trade financing arrangements	25,786	39,503	805.4

	25,786	39,503	805.4

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

19. Other non-current liabilities

Non-current liabilities consist of:

	00000000000	00000000000	00000000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Security deposits and retentions	2,719	5,046	102.9

	2,719	5,046	102.9

20. Loans and borrowings

Short-term loans and borrowings represent borrowings with an original maturity of less than one year. Long-term loans and borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are generally linked to benchmark rates.

Short-term loans and borrowings consist of:

	0000000	0000000	0000000
	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	23,860	34,450	702.3
Other	1,426	1,352	27.6
Loans from related party	4,845	—	—
Current portion of long-term loans and borrowings	7,817	12,848	261.9

Short-term loans and borrowings	37,948	48,650	991.8

Weighted average interest rate on short-term loans and borrowings	4.8%	5.8%	—
Unused line of credit on short-term loans and borrowings	66,852	71,395	1,455.6

Long-term loans and borrowings consist of:

	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	20,107	31,963	651.6
Non-convertible debentures	20,563	20,573	419.4
Convertible Notes	19,922	20,819	424.4
Others(1)	784	812	16.6

Long-term loans and borrowings	61,376	74,167	1,512.0

Less: Current portion of long-term loans and borrowings(1)	(7,817)	(12,848)	(261.9)

Long-term loans and borrowings	53,559	61,319	1,250.1

The scheduled maturity of long term borrowings is summarised below:

	As at
	March 31, 2011	September 30, 2011	September 30, 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Borrowings Repayable
Within one year (included in short-term borrowings)	7,817	12,848	261.9
In the second year	9,221	7,180	146.4
In two to five years	28,534	37,064	755.6
After five years	15,804	17,075	348.1

	61,376	74,167	1,512.0

Major loans and borrowings are as follows:

Working capital loans

The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and bank guarantees. Amounts due under working capital loans as of March 31, 2011 and September 30, 2011 were Rs. 3,029 million and Rs. 3,673 million ($74.9 million), respectively. The working capital loan of Rs. 3,673 million ($74.9 million) outstanding as at September 30, 2011 consist of Rs. 2,561 million ($52.2 million) and Rs. 151 million ($3.1 million) under a US dollar denominated loan at Fujairah and SIIL respectively, Rs. 961 million ($ 19.6 million) at BALCO under a cash credit facility. Interest on the working capital loan facility under US dollar denominated is based on the London Inter-Bank Offer Rate, or LIBOR, plus 85 basis points and 180 basis points for SIIL and Fujairah, respectively. Weighted average interest on cash credit facility is 11.64%. The working capital loans at BALCO is secured against the current assets and movable and immovable properties of the respective entities. US dollar denominated loan facility at Fujairah is secured against the inventories and receivables of Fujairah, also secured against corporate guarantees by Vedanta Resources Plc. The SIIL US Dollar denominated loan facility is unsecured.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Ltd, Singapore arranged by DBS Bank Ltd, Mumbai Branch, to meet our capital expenditure requirement on projects. The rate of interest payable on this facility is 6 Month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as of 31 March, 2011 and 30 September, 2011 was Rs. 1,089 million and Rs. 1,213 million ($24.7 million).

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing(“ECB”) of US$ 200 million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project both present and future along with secured lenders. The charge is pending for creation. Till September 11, BALCO has drawn USD 50 Million out of sanctioned limit of ECB. As at September 30, 2011 the balance outstanding under this facility was Rs. 2,212 million ($45.1 million). The interest rate on this facility is 6 Month LIBOR plus 260 basis points. The said outstanding amount is repayable from August 2016 to August 2018

On June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. . The rate of interest payable under this facility is six-month LIBOR plus 480 basis points from August 2009. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance of 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As of September 30, 2011, Sterlite Energy has not drawn down on the loan.

In February 2011, on account of the acquisition of BMM, short-term borrowing from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26% non-controlling equity interest in BMM. This loan is interest free and has no fixed repayment terms. The loan is subordinated to other debt until such time that BMM’s total current and non-current assets fair value exceeds its total current and non-current liabilities. As at September 30, 2011,the balance due under this loan was Rs. 1,352 million ($27.6 million).

Term loans

As of September 30, 2011, the Company had one term loan which is from ICICI Bank Limited, or ICICI Bank

Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited or “IFL” in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or “I-BAR”. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 619 million was paid by March 31, 2011 and remaining Rs. 154 million was paid by September 30, 2011. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 187 million was repaid by September 30, 2011. As at September 30, 2011, SIIL had repaid Rs. 960 million of these loans, out of the total loan amount of Rs. 1,023 million. As at March 31, 2011, and September 30,2011 the balances due under the two loans were Rs. 248 million and Rs. 63 million ($1.3 million), respectively. These loans are unsecured. These loans are unsecured.

In June 2009, SEL obtained an Indian Rupee term loan facility of Rs. 1,000 million from J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 25 basis points below SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31, 2011 and September 30, 2011 the balance due under the loan was Rs.200 million and Rs. Nil respectively. This was an unsecured loan.

In June 29, 2009, SEL entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,135.4 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa. The interest rate is 25 basis points below SBAR. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of SEL as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As at September 30, 2011, SEL has not drawn down on this facility. All amounts drawn down by SEL under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.

Buyers’ credit

SEL had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As at March 31, 2011, and September 30, 2011, the balance due under this facility was Rs.10,191 million and Rs.10,802 million ($220.2 million), respectively. The loans outstanding as of September 30, 2011 bear interest at LIBOR plus 148 basis points. These are unsecured debts.

In January 2009, BALCO availed buyers’ credit facility from DBS Bank Limited, Singapore for meeting project expenditure requirements. As of March 31, 2011 and September 30, 2011, the balances due under this facility were Rs. 1,112 million and Rs. 1,140 million ($23.2 million), respectively. These loans bear interest at LIBOR plus 70 basis points. These are unsecured debts.

In April 2009, BALCO obtained a one time capex letter of credit limit of $100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. As at March 31, 2011 and September 30 2011,the balance outstanding under this facility was Rs. 4,317 million and Rs. 4,763 million ($97.1 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The balance due under the said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As at March 31, 2011 and September 30,2011, the balance outstanding under this facility was Rs. 4,093 million and Rs. 5,142 million ($104.8 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to November 2012. The facility was funded by SBI Hong Kong, SBI Singapore, the Bank of Baroda, London and DBS Bank, Singapore.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. In December 2010, BALCO obtained another non-fund based limit of Rs. 2,500 million from ICICI Bank at same term and condition of earlier facility. As at March 31, 2011 and September 30, 2011, the balance outstanding under both the facilities was Rs.5,802 million and Rs. 8,433 million ($171.9 million), respectively. The average interest rate on both the facilities is LIBOR plus 194 basis points. The said outstanding amounts under both facilities are repayable from March 2012 to July 2014. The facility was funded by SBI Tokyo, HSBC Mauritius, Bank of Baroda London, Bank of Baroda New York, SBI Bahrain , SBI Canada, SBI Chicago, SBI Newyork,SBI Hongkong, Bank of India, Tokyo and Bank of America, Singapore.

In May 2010, BALCO obtained uncommitted buyers credit facility of USD 50 million from DBS Bank Limited, Singapore for import of capital goods for projects. The facility is secured by first pari passu charge on capital goods imported under the facility and the creation of charge is pending on September 30, 2011. The interest rate on this facility is LIBOR plus 175 basis points. Although the said outstanding amount is repayable from April 2012 to June 2013, the bank may at its absolute discretion demand immediate repayment of amounts outstanding under this uncommitted buyers credit facility. The balance outstanding under the facility as on September 30, 2011 is Rs. 1,353 million ($27.6 million).

In August 2010, Talwandi Sabo obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and first charge on pari passu basis on all the movable assets of Talwandi Sabo. As of September 30 2011, the balance outstanding under this facility was Rs. 6,256 million ($127.5 million) .The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from July 2013 to February 2014.

Non-convertible debentures

In April 2003, SIIL issued Rs. 1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points. These debentures are secured by certain of the Company’s immovable properties. As at March 31, 2011, and September 30,2011 the balances outstanding was Rs. 600 million and Rs. 600 million ($12.2 million) respectively.

In November 2008, BALCO issued Rs. 5,000 million ($101.9 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.

Talwandi Sabo has issued Non Convertible Debentures (NCD) of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. First tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The Debentures are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. Debentures have a tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As at September 30,2011 amount outstanding was Rs. 14,973 million ($305.3 million).

Commercial papers

In March 2011, SIIL issued Rs. 12,000 million Indian Rupee denominated commercial papers to various mutual fund companies at a coupon rate of 9.73% per annum. The effective discount rate was 9.67% per annum. The commercial papers were issued for short periods and the maturity periods for all the commercial papers is June 21, 2011. As at September 30, 2011, these commercial papers were repaid.

During the period, SIIL issued Rs. 31,000 million Indian Rupee denominated commercial papers to various mutual fund companies at a average coupon rate of 8.88% per annum. The commercial papers were issued for short periods. As at September 30, 2011, the commercial papers outstanding balance is Rs. 8,815 million ($179.7 million).The maturity period for the outstanding commercial paper is 19 December 2011 to 27 December 2011.

During the period SEL has issued commercial paper to various asset management companies for funding project payables. As on September 30, 2011 outstanding balance is Rs. 12500 million ($254.8 million) bearing coupon rate of 9%. The commercial papers were issued for short periods and the maturity periods for all the commercial papers are due on October 11 to November 11.

21. Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, SIIL raised US$500 million by issue of 4.00% Convertible Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares)* at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS . The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, SIIL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which SIIL is required to pay contractually on October 30, 2014 is US$500 million, unless previously converted, redeemed or purchased and cancelled.

At inception, the difference between the proceeds received on issuance of the Convertible Notes and the fair value of the conversion option (which is an embedded derivative) has been allocated to the Convertible Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value recognised in the statement of income, and the Convertible Notes have been carried at amortised cost using an effective interest rate method.

The conversion option amounting to Rs. 2,757 million and Rs. 1,362 million ($27.8 million) and un-amortised borrowing costs amounting to Rs. 131 million and Rs. 112 million ($2.3 million) as at March 31, 2011 and September 30, 2011, respectively, are included along with the notes in statement of financial position. Change in the fair value of conversion option has been presented under Note 7 on Finance and other costs.

*	Prior to the bonus issue and share split of the equity share of the Company on June 25, 2010, each ADS represented one equity share.

22. Options to acquire subsidiary’s shares:

a. Call option — HZL

SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2010 and 2011, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company exercised the second call option via its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option, and has refused to act upon the second call option. The Company has invoked the Arbitration clause for referring the matter to arbitration, and appointed an arbitrator, and requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted. As the Government of India has not appointed its arbitrator, the Company filed an Arbitration application u/s 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of arbitral tribunal. The Delhi High Court has, via its order dated May 18, 2010, directed the parties to appoint mediators for mediation of the dispute, and if mediation fails, arbitration will commence. The Government of India has intimated the appointment of Mr. Sanjiv Mishra (former retired government officer) as their mediator and SOVL had appointed Mr. Nimesh Kampani, chairman and managing director of JM financials Ltd., as its mediator. The mediation was not successful and the arbitral tribunal is being constituted.

b. Call option — BALCO

SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. SIIL sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court on August 7, 2006 directed that the parties should attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it was referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement with the Arbitration Tribunal. After the filing of the reply by the Government of India, the arbitration hearings concluded on August 29, 2010. The parties were directed to file their written submissions within three weeks. SIIL filed its written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by SIIL, the arbitration tribunal has, at the request of Government of India, given an opportunity to both the parties to make oral submission on the judgement and the hearing for the same had been fixed on October 9, 2010. The Arbitration Tribunal in its majority award dated 25th January 2011 has rejected the claims of Sterlite on the ground that clauses on call option, right of first refusal, tag along right, restriction on transfer of shares are violative of section 111A(2) of the Companies Act, 1956. Sterlite has on 23rd April 2011, filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi for setting aside the award dated 25th January, 2011 to the extent to which it holds that clause 5.8, 5.3, 5.4 and 5.1(a) of the SHA is void, ineffective and inoperative by virtue of being violative of sub-section (2) of 111A of the Companies Act, 1956. The Government also challenged the majority award upholding the first valuation report and also SIIL’s right to buy at 75% of the valuation in the event of default by the Government, by way of an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi. The matter is now listed for hearing on March 10, 2012.

23. Equity Share Capital

SIIL’s issued equity share capital as of March 31, 2011 and September 30, 2011 was Rs. 3,361 million and Rs. 3,361 million ($68.5 million), consisting of 3,361,207,534 and 3,361,207,534 equity shares respectively.

The shareholders of SIIL, in its annual general meeting held on June 11, 2010, approved the stock split of the equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. This has resulted an increase of 2,520,807,112 equity shares consisting of 840,400,422 equity shares on account of equity split and 1,680,406,690 equity shares due to bonus issue.

24. Dividends

Each equity share holder is entitled to dividends as and when declared by SIIL and pays dividends after obtaining shareholder’s approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 25, 2011 the board of directors of SIIL recommended a dividend of Rs. 1.10 per equity share for the year ended March 31, 2011, which was approved by the shareholders’ at the annual general meeting, held on July 23, 2011. The dividend and dividend distribution tax amounting to Rs. 3,697 million ($83.0 million) and Rs. 600 million ($13.5 million) respectively has since been paid.

On October 24, 2011 the board of directors of SIIL declared a interim dividend of Rs. 1 per equity share. The dividend and dividend distribution tax amounting to Rs. 3,361 million ($68.5 million) and Rs. nil respectively has since been paid.

Dividends are payable from the profits determined under generally accepted accounting principles in India (“Indian GAAP”) from statutory standalone financial statements.

Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.

25. Earnings per share (“EPS”)

The shareholders of SIIL, in the annual general meeting held on June 11, 2010, approved the stock split of its equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. The computations of basic and diluted EPS have been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect bonus and stock split made.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

	For the period ended September 30,
	2010	2011
Weighted average number of ordinary shares for basic earnings per share	3,361,207,534	3,361,207,534
Effect of dilution:
Convertible notes	85,737,600	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,446,945,134	3,361,207,534

Computation of basic and diluted earnings per share

Basic earnings per share:

	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions except EPS data)		(US dollars in millions except EPS data)
Profit for the period attributable to equity holders of the parent	19,702	22,821	465.3
Weighted average number of ordinary shares for basic earnings per share	3,361,207,534	3,361,207,534	3,361,207,534

Earnings per share	5.86	6.79	0.1

Diluted earnings per share:

	For the period ended September 30,
	2010	2011	2011
	(Rs. in millions except EPS data)		(US dollars in millions except EPS data)
Profit for the period attributable to equity holders of the parent	19,702	22,821	465.3
Adjustment in respect of convertible notes	(1,134)	—	—

Profit for the period after dilutive adjustment	18,568	22,821	456.3
Adjusted weighted average number of ordinary shares for diluted earnings per share	3,446,945,134	3,361,207,534	3,361,207,534

Earnings per share	5.39	6.79	0.1

Profit for the period would be increased if holders of the convertible notes in SIIL exercised their right to convert their bond holdings into SIIL equity. The impact on profit for the period of this conversion would be the reduction in effective interest cost, exchange difference on reinstatement of debt portion of convertible note and mark to market of conversion option on the convertible notes

26. Commitments, contingencies, and guarantees

In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which the Company does not expect any material losses, was Rs. 84,117 million ($1,714.9 million) as of September 30, 2011.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Company had significant capital commitments as of September 30, 2011 amounting to Rs. 119,845 million ($2,443.3 million), related primarily to capacity expansion projects, including commitments amounting to Rs. 84,598 million ($1,724.7 million) for its commercial power generation business and Rs. 17,108 million ($348.8 million) for capacity expansion at BALCO.

Export obligations

The Company had export obligations of Rs. 121,273 million ($2,472.4 million) over the next eight years on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, its liability would be Rs. 18,415 million ($372.0 million), reduced in proportion to actual exports. Due to the remote likelihood of it being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.

ii. Contingencies

Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claim related to these tax liabilities is Rs. 7,331 million ($149.5 million). The Company has evaluated these contingencies and estimated that some of these claims may result in loss contingencies and hence has recorded Rs. 138 million ($2.8 million) as current liabilities as of September 30, 2011.

The claims by third party claimants amounted to Rs. 5,257 million ($107.2 million) as of September 30, 2011. No liability has been recorded against these claims, based on the Company’s expectation that none of these claims will become its obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.

Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the unaudited condensed consolidated interim financial statements.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and others amounting to Rs. 1,600 million ($32.6 million), being the proportionate share of the Company in the referred contingencies as at September 30, 2011. The Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on Company’s financial conditions or results of operations.

b. Guarantees

The Company has given guarantees in the normal course of business for the purpose as stated below as of September 30, 2011:

•

Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 12,271 million ($250.2 million) for import of goods including capital equipment at concessional rates of duty. The Company does not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 31,000 million ($632.0 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company also issued corporate guarantees of Rs. 14,384 million ($293.3 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As of September 30, 2011, the Company determined that it has no liability on these corporate guarantees.

•

Bank guarantee amounting to AUD 5.0 million (Rs. 240 million or $4.9 million) as of September 30, 2011, in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities by CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($6.5 million). These liabilities have been fully recognized in the Company’s unaudited condensed consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 139 million or $2.8 million) as of September 30, 2011, in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 138 million ($2.8 million). The environmental liability has been fully recognized in the Company’s unaudited condensed consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 3,152 million ($64.3 million) as of September 30, 2011. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2011 was Rs. 4,626 million ($94.3 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 270 million ($5.5 million) for litigation, against provisional valuation and for other liabilities. The Company does not anticipate any liability on these guarantees.

The Company’s outstanding guarantees cover obligations aggregating Rs. 65,703 million ($1,339.5 million) as of September 30, 2011, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.

27. Segment Information

The Company is primarily in the business of non-ferrous mining and metals in India, Namibia, South Africa, Ireland and Australia. The Company has six reportable segments: copper, zinc India, zinc international, aluminum, power and other. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board who has been identified as the CODM in deciding how to allocate resources and in assessing performance.

The power segment has been reclassified and now comprises independent power plants at Sterlite Energy, Talwandi Sabo and Wind power at HZL. The power sold from BALCO 270MW CPP earlier classified under power segment is now included in the aluminum segments. In compliance with IFRS 8, this classification was applied from April 01, 2011 and accordingly comparative information for the year ended March 31, 2011 and six months ended September 30, 2010 has been restated for this change.

Copper

The copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a dore anode plant (temporarily suspended from August 2010) and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from its Mt. Lyell copper mine in Tasmania, Australia, owned by CMT. The segment also includes a precious metal refinery at Fujairah in the United Arab Emirates.

Zinc India

The Company’s zinc business is owned and operated by HZL. HZL’s operations include four lead-zinc mines, four hydrometallurgical zinc smelters, two lead smelter, one lead-zinc smelter, five sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India.

Zinc International

The Company’s zinc International business comprises 100 per cent of Skorpion, which owns the Skorpion mine and refinery in Namibia, 100 per cent of Lisheen, which owns the Lisheen mine in Ireland and a 74 per cent stake in Black Mountain, whose assets include the Black Mountain mine and the Gamsberg mine project in South Africa. On 3 December 2010, the Company announced the completion of the acquisition of Skorpion by Sterlite Infra Limited, a wholly-owned subsidiary of the Company. On 4 February 2011, the Company announced the completion of the acquisition of the 74 per cent stake in Black Mountain. The acquisition of Lisheen was completed on 15 February 2011.

Aluminum

The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, one aluminum smelter and three captive power plants, in the State of Chhattisgarh in Central India.

Power

The commercial power generation business includes the 228.5 MW of wind power plants commissioned by HZL and two 600 MW each power plants at SEL. SEL’s (remaining two units of 600 MW each) and TSPL’s power business are still under development.

Other

The operating segment “other” includes Paper, infrastructure, investments in associate and other activities.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and tax) amounts are evaluated regularly by the board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the Six-month periods ended September 30, 2010, March 31, 2011 and September 30, 2011.

a. For the Six-month period ended September 30, 2010 (Restated)

	Copper	Zinc	Aluminum	Power	Corporate and others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Revenue
Sales to external customers	61,180	40,732	17,212	404	—	—	119,528
Inter-segment sales	—	—	42	—	—	(42)	—

Segment revenue	61,180	40,732	17,254	404	—	(42)	119,528

Results
Segment profit	5,125	20,821	3,917	427	(3)	—	30,287
Depreciation and amortization	(950)	(2,130)	(1,310)	(311)	—	—	(4,701)

Operating profit	4,175	18,691	2,607	116	(3)	—	25,586

Finance and other costs	—	—	—	—	—	—	1,761
Investment and other income	—	—	—	—	—	—	10,101
Share in consolidated loss of associate	—	—	—	—	—	—	(1,343)
Income Tax expense	—	—	—	—	—	—	(8,809)

Profit for the period	—	—	—	—	—	—	27,296

Assets
Segment assets	67,241	92,301	83,164	81,636	349	—	324,691
Investment in associate	—	—	—	—	3,518	—	3,518

	67,241	92,301	83,164	81,636	3,867	—	328,209

Financial assets investments	—	—	—	—	—	—	1,406
Short term investments	—	—	—	—	—	—	2,37,088
Cash & cash equivalent	—	—	—	—	—	—	2,819
Loan to related parties	—	—	—	—	—	—	62,144
Current tax asset	—	—	—	—	—	—	111

Total assets	—	—	—	—	—	—	631,777

Liabilities
Segment liability	39,146	9,388	14,517	10,641	2	—	73,694
Short-term borrowings	—	—	—	—	—	—	15,772
Current tax liabilities	—	—	—	—	—	—	1,429
Long term borrowings	—	—	—	—	—	—	26,458
Convertible notes	—	—	—	—	—	—	20,323
Deferred tax liabilities	—	—	—	—	—	—	18,617

Total liabilities	—	—	—	—	—	—	156,293

Additions to property, plant and equipment	3,368	6,465	11,994	5,423	14	—	27,264

b . For the year ended March 31, 2011 (Restated):

	Copper	Zinc India	Zinc International	Aluminum	Power	Others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Revenue
Sales to external customers	156,610	98,444	9,961	36,129	1,328	—	—	302,472
Inter-segment sales	—	—	—	70	0	—	(70)	—

Segment revenue	156,610	98,444	9,961	36,199	1,328	—	(70)	302,472

Results
Segment profit	11,247	55,343	4,247	8,383	837	(61)	—	79,996
Depreciation and amortization	(2,049)	(4,429)	(2,655)	(2,517)	(771)	(1)	—	(12,422)

Operating profit	9,198	50,914	1,592	5,866	66	(62)	—	67,574

Finance and other costs	—	—	—	—	—	—	—	1,096
Investment and other income	—	—	—	—	—	—	—	21,933
Share in consolidated loss of associate	—	—	—	—	—	—	—	(3,082)

Profit before tax	—	—	—	—	—	—	—	87,521
Income Tax expense	—	—	—	—	—	—	—	(18,810)

Profit for the year	—	—	—	—	—	—	—	68,711

Assets and liabilities
Assets
Segment assets	74,923	91,541	77,827	89,697	94,911	1,924	—	430,823
Investment in associate	—	—	—	—	—	1,879	—	1,879

	74,923	91,541	77,827	89,697	94,911	3,803	—	432,702

Financial assets investments	—	—	—	—	—	—	—	1,233
Short-term investments	—	—	—	—	—	—	—	203,111
Cash and cash equivalent	—	—	—	—	—	—	—	21,526
Loan to related parties	—	—	—	—	—	—	—	87,705
Current tax asset	—	—	—	—	—	—	—	827

Total assets	—	—	—	—	—	—	—	747,104

Liabilities
Segment liability	57,177	9,310	10,780	13,951	13,750	21	—	104,989
Short-term borrowings	—	—	—	—	—	—	—	37,948
Current tax liabilities	—	—	—	—	—	—	—	2,356
Long term borrowings	—	—	—	—	—	—	—	33,637
Convertible notes	—	—	—	—	—	—	—	19,922
Deferred tax liabilities	—	—	—	—	—	—	—	28,226

Total liabilities	—	—	—	—	—	—	—	227,078

Additions to property, plant and equipments	6,028	13,315	309	19,472	16,720	—	—	55,844

c . For the Six-month period September 30, 2011:

	Copper	Zinc India	Zinc International	Aluminum	Power	Others	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue
Sales to external customers	99,380	53,438	20,696	17,471	8,587	1,020	—	200,592	4,089.5
Inter-segment sales	—	—	1,418	14	368	—	(1,800)	—	—

Segment revenue	99,380	53,438	22,114	17,485	8,955	1,020	(1,800)	200,592	4,089.5

Results
Segment profit	7,082	29,484	9,877	3,404	2,122	(15)	—	51,954	1,059.2
Depreciation and amortization	(1,021)	(2,477)	(5,582)	(1,287)	(1,575)	(0)	—	(11,942)	(243.5)

Operating profit	6,061	27,007	4,295	2,117	547	(15)	—	40,012	815.7

Finance and other costs	—	—	—	—	—	—	—	(7,377)	(150.4)
Investment and other income	—	—	—	—	—	—	—	15,152	308.9
Share in consolidated loss of associate	—	—	—	—	—	—	—	(4,794)	(97.7)

Profit before tax	—	—	—	—	—	—	—	42,993	876.5
Income Tax expense	—	—	—	—	—	—	—	(9,648)	(196.7)

Profit for the year	—	—	—	—	—	—	—	33,345	679.8

Assets and liabilities
Assets
Segment assets	86,610	97,786	68,970	101,922	113,492	1,941	—	470,721	9,596.7
Investment in associate	—	—	—	—	—	—	—	—	—

	86,611	97,786	68,970	101,922	113,492	1,941	—	470,721	9,596.7

Financial assets investments	—	—	—	—	—	—	—	1,138	23.2
Short-term investments	—	—	—	—	—	—	—	202,153	4,121.4
Cash and cash equivalent	—	—	—	—	—	—	—	23,303	475.1
Loan to related parties	—	—	—	—	—	—	—	97,716	1,992.1
Current tax asset	—	—	—	—	—	—	—	145	3.0

Total assets	—	—	—	—	—	—	—	795,176	16,211.5

Liabilities
Segment liability	59,731	9,301	10,184	17,413	12,637	6,333	—	115,599	2,356.8
Short-term borrowings	—	—	—	—	—	—	—	48,650	991.8
Current tax liabilities	—	—	—	—	—	—	—	2,097	42.8
Long term borrowings	—	—	—	—	—	—	—	40,500	825.7
Convertible notes	—	—	—	—	—	—	—	20,819	424.4
Deferred tax liabilities	—	—	—	—	—	—	—	24,237	494.1

Total liabilities	—	—	—	—	—	—	—	251,902	5,135.6

Additions to property, plant and equipments	2,939	9,742	1,014	9,880	11,293	—	—	34,868	710.9

28. Related Party Transactions

The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, and investments. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the Six-month period ended September 30, 2010 and 2011 is noted below:

Enterprises where the principal shareholders have control or significant influence

•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Vedanta Resources Holding Limited (“VRHL”)

•	Vedanta Jersey Investments Limited (“VJIL”)

•	Welter Trading Limited (“WTL”)

•	Sterlite Iron and Steel Company Limited (“SISCL”)

•	Sterlite Technologies Limited (“STL”)

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Vedanta Medical Research Foundation (“VMRF”)

•	Political and Public Awareness Trust (“PPAT”)

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)*

•	Twinstar Infrastructure Limited

•	Sesa Resources Limited

•	Sesa Mining Corporation Private Limited

*	Sesa Industries Limited (“Sesa Industries”) remains no more a related party as it is being merged with Sesa Goa Limited (“Sesa Goa”) effective April 1, 2011.

Fellow subsidiary cum associate

Vedanta Aluminium Limited (“Vedanta Aluminium”)

Key managerial personnel

•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. D. D. Jalan, Chief Financial Officer and Whole time director

•	Mr. M. S. Mehta, Chief Executive Officer

The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and its subsidiaries and Companies over which it has significant influence. A summary of significant related party transactions for the period ended September 30, 2010 and 2011 is noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the Period ended September 30,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	1,028	1,299	26.5
MALCO	1	1	—
Vedanta Aluminium	39	253	5.2

Total	1,068	1,553	31.7

Purchases of goods/services
STL	—	165	3.4
Sesa Industries	6	—	—
Sesa Goa	8	9	0.2
Vedanta Aluminium	3,029	2,462	50.2
KCM	—	—	—
MALCO	205	179	3.6

Total	3,247	2,815	57.3

Rent income
Vedanta Aluminium	7	6	0.1
Total	7	6	0.1

Interest income / (Finance costs)
Vedanta	(10)	(3)	(0.1)
VRHL	—	(15)	(0.5)
Vedanta Aluminium	3,583	4,208	85.8
VJIL	—	35	0.7
Welter	—	51	1.0
KCM	21	—	—

Total	2.058	4,276	87.2

Dividends Paid
MALCO	(96)	(132)	(2.7)
Twin Star	(1,440)	(2,020)	(41.2)

Total	(1,536)	(2,152)	(43.9)

Management fees expenses
Vedanta	(115)	(113)	(2.3)
Total	(115)	(113)	2.3

Loans given/(repaid) during the period
Vedanta Aluminium	(40,900)	10,000	203.9
Vedanta Jersey Investment Ltd (VJIL)	6,922	—	—
KCM	(6,730)	—	—

Total	(40,708)	10,000	203.9

Loans taken/(repaid) during the period
VRHL	—	(4,900)	(99.9)

Total	—	(4,900)	(99.9)

Guarantees outstanding given / (taken)**
Vedanta Aluminium	47,386	45,384	925.3
Vedanta	(7,674)	(10,764)	(219.4)

Total	39,712	34,620	705.8

Donations
Sterlite Foundation	15	31	0.6
VMRF	—	75	1.5

Total	15	106	2.1

**	Maximum guarantee amount and does not represent actual liability.

The significant receivables from and payable to related parties as at September 30, 2010 and 2011 are set out below:

	As at March 31 2011	Period ended September 2011	Period ended September 2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	344	471	9.6
Vedanta Aluminium	837	5,603	114.2
VJIL	23	—	—
WTL	42	—	—
MALCO	10	—	—
KCM	11	4	0.1
Sesa Goa	11	—	—
Twin Star	—	—	—
Anil Agarwal Foundation	1	1	0.0
Sesa Resources	2	—	—
Sesa Mining Corporation	2	—	—
VMRF	—	—	—
SISCL	12	14	0.3

Total	1,295	6,095	124.3

Loans to:
Vedanta Aluminium*	80,204	89,394	1,822.5
KCM	—	—	—
WTL	4,465	4,993	101.8
VJIL	3,036	3,329	67.9

Total	87,705	97,716	1,992.2

Payable to:
STL	65	—	—
Vedanta Aluminium	1,202	766	15.6
Vedanta	655	1,107	22.6
MALCO	11	16	0.3
VRHL	41	—	—
KCM	10	6	0.1

Total	1,984	1,895	38.6

Borrowings from:
VRHL	4,845	—	—

Total	4,845	—	—

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business There have been no guarantees provided or received for any related party receivables or payables. For the period ended September 30 2009 and 2010, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Loan to associates

The loan granted to Vedanta Aluminum is intended to finance its planned capital expenditures. The loan is unsecured. The loan balance as at September 30, 2011 amounting to Rs. 85,555 and interest is charged at bank rate (as declared by Reserve Bank of India “RBI”) plus 2% on a loan of Rs. 8,890 million (with a tenure of 10 years) and at 8% on Rs. 20,000 million and 10% on Rs. 56,665 million (repayable within a period of one year),

Loan to fellow subsidiary

The Company has granted a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2011 of Rs 3,329 million ($67.9 million) carries an interest rate of 2.25% per annum and is unsecured. This loan is repayable in March 2012.

The Company has granted a loan to WTL to finance general corporate purpose. The loan balance as at March 31, 2011 of Rs 4,993 million ($101.8 million) carries an interest rate of 2.25% per annum and is unsecured. This loan is repayable in November 2011.

Loan from fellow subsidiary

THLZL has taken short-term borrowing from VRHL to fund the acquisition of BMM amounting to $348.5 million. The loan bears interest of LIBOR plus 200 basis points and repayable within one year. As at September 30, 2011, the balance due under this loan was Rs. NIL. This loan was unsecured.

29. Recent Developments:

Effective November 28, 2011, the Company acquired 100.0% shares of Lakomasko BV, an indirectly wholly owned subsidiary of Vedanta Resources Plc for a total consideration of $37.7 million. Lakomasko BV is a private company incorporated under the laws of Netherlands and holds 8.78% equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2011. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a non-ferrous metals and mining company with operations in India, Australia, Namibia, South Africa and Ireland. We also have a Non-controlling interest in Vedanta Aluminium Limited, or Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs, the acquisition of the zinc business of Anglo American Plc in Nambia, South Africa and Ireland during fiscal 2011 and by successfully growing our acquired businesses.

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

Effective November 28, 2011, the Company acquired 100.0% shares of Lakomasko BV, an indirectly wholly owned subsidiary of Vedanta Resources Plc for a total consideration of $37.7 million. Vedanta Resources Plc owns 58.02% of shares in the Company. Lakomasko BV is a private company incorporated under the laws of Netherlands and holds 8.78% equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges.

We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

The following tables are derived from our unaudited condensed consolidated financial data and set forth:

•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•

the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Six months ended September 30,
	2010	2011
	(In percentages)
Revenue:
Copper	51.2	49.6
Zinc India	34.1	26.6
Zinc International	—	10.3
Aluminum	14.4	8.7
Power	0.3	4.3
Corporate and others	—	0.5

Total	100.0	100.0

Operating Profit:
Copper	16.3	15.1
Zinc India	73.1	67.5
Zinc International	—	10.7
Aluminum	10.2	5.3
Power	0.4	1.4
Corporate and others	—	—

Total	100.0	100.0

Segment Profit(1) :
Copper	16.9	13.6
Zinc India	68.7	56.7
Zinc International	—	19.0
Aluminum	13.0	6.6
Power	1.4	4.1
Corporate and others	—	—

Total	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating revenue to segment profit for the periods presented:

	Six months ended September 30,
	2010		2011		2011
	(in millions)
Copper:
Segment Result	Rs.	4,175	Rs.	6,061	$123.6
Plus:
Depreciation and amortization	Rs.	950	Rs.	1,021	$20.8

Segment profit	Rs.	5,125	Rs.	7,082	$144.4

Zinc India:
Segment result	Rs.	18,691	Rs.	27,007	$550.6
Plus:
Depreciation and amortization	Rs.	2,130	Rs.	2,477	$50.5

Segment profit	Rs.	20,821	Rs.	29,484	$601.1

Zinc International:
Segment result		—	Rs.	4,295	$87.6
Plus:
Depreciation and amortization		—	Rs.	5,582	$113.8

Segment profit		—	Rs.	9,877	$201.4

Aluminum:
Segment result	Rs.	2,607	Rs.	2,117	$43.2
Plus:
Depreciation and amortization	Rs.	1,310	Rs.	1,287	$26.2

Segment profit	Rs.	3,917	Rs.	3,404	$69.4

Power:
Segment result	Rs.	116	Rs.	547	$11.2
Plus:
Depreciation and amortization	Rs.	311	Rs.	1,575	$32.1

Segment profit	Rs.	427	Rs.	2,122	$43.3

Corporate and Others:
Segment result	Rs.	(3)	Rs.	(15)	$(0.3)
Plus:
Depreciation and amortization		—		—	—
Segment profit	Rs.	(3)	Rs.	(15)	$(0.3)

Business Summary

Our company is comprised of the following business segments:

•

Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods.

•

Zinc India . Our zinc business in India is owned and operated by HZL, India’s leading zinc producer with a 82.0% market share by volume of the Indian zinc market in fiscal 2011, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including four lead-zinc mines, four hydrometallurgical zinc smelters, two lead smelters, one lead zinc smelter, five sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. The new 100,000 tons Dariba lead smelter was commissioned during the first half of fiscal 2012. HZL’s primary products are zinc and lead ingots.

•

Zinc International. In fiscal 2011, we acquired the zinc business of Anglo American Plc for a total cash consideration of Rs. 69,083 million ($1,513.1 million). This acquisition resulted in our 100.0% ownership of the Skorpion mines in Namibia, the 74.0% ownership of BMM which includes the Black Mountain mine and the Gamsberg project in South Africa and the 100.0% ownership of the Lisheen mines in Ireland. The zinc business of Anglo American Plc has been categorized as a separate segment “Zinc-International”. The primary products are zinc ingots and zinc and lead concentrate.

•

Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters and two captive power plants. The operations of the refinery has been temporarily stopped in September 2009. Operations at the older 100,000 tpa aluminum smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shutdown of the 100,000 tpa aluminum smelter, the 270 MW captive power plant is now used for commercial purpose as power generated by the power plant is sold to third parties. BALCO’s primary products are aluminum ingots, rods and rolled products.

•

Power. Our commercial power generation business includes the 170 MW (increased to 228.5 MW during the six months ended September 2011) of wind power plant commissioned by HZL and Sterlite Energy’s first power project, a 2,400MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The first two units were commissioned in March 2011 and May 2011 respectively and the remaining two units are expected to be progressively commissioned by the fourth quarter of fiscal 2012. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility. These allocated coal blocks are regarded as non-reserve coal deposits. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW (increased to 2,640 MW in fiscal 2011) thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. Given the current prices of coal and the power tariffs in India, the plan for fourth unit of 660 MW of the Talwandi Sabo power project has been put on hold. The project is expected to be completed by second quarter of 2014. On October 30, 2009, Sterlite Energy filed an initial offering document with the Securities and Exchange Board of India for a proposed initial public offering of its equity shares for an estimated offering size of Rs. 51,000 million ($1,145.0 million). While the permission from SEBI to proceed with the initial public offering lapsed in April 2011, we continue to explore various financing options for Sterlite Energy including an initial public offering.

•

Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium. We hold a 29.5% non-controlling interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.

Global Economic Conditions

Emerging markets with domestic demand remain a silver lining despite global economic volatility. Commodity prices were stable during the first half of the six month period, but showed weakness subsequently with sovereign debt concerns arising in developed nations and monetary tightening in growing countries like China and India. Manufacturing industries continue to face inflationary cost pressures, largely in the form of increase in energy and manpower costs. We remain committed to our strategy of being a low cost producer through our sustained focus on operational efficiencies, cost control and volume growth. With the recent downward trend in commodity prices, we expect to see some correction in commodity linked input prices. However, as of September 30, 2011, we had a strong balance sheet with cash and liquid investments totaling (excluding restricted cash and investments) Rs. 225,291 million ($4,593.1 million), net cash and no significant near-term debt redemption obligations.

Passive Foreign Investment Company

As discussed in our annual report on Form 20-F for the financial year ended March 31, 2011, declines in the market prices of our equity shares and ADSs may increase the likelihood that we will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current or any subsequent taxable year. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2012, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F ) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.

Metal Prices and Copper TcRc

Overview

Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on the London Metal Exchange Limited or LME prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.

The recovery in demand and commodity prices backed by growth momentum in China, Brazil and India appears well founded. The medium and long term outlook for the resource sector remains positive. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.”

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 90.0% of our copper concentrate requirements during the six-month ended September 30, 2011, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	Six months ended September 30,
	2010	2011
	(in US cents per pound)
Copper TcRc	12.7¢/lb	13.4¢/lb

The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for approximately 10.0% of our copper concentrate requirements during the six-month period ended September 30, 2011 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2014 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the periods indicated:

	Six months ended September 30,
	2010	2011
	(in US dollars per ton)
Copper LME	$7,131	$9,057

Zinc and Aluminum

The revenue of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and during the six-month ended September 30, 2011 sourced 100.0% of its alumina requirements from third party suppliers, including 90.0% from Vedanta Aluminium and 10.0% from international and domestic suppliers. For the portion of our aluminum business where the alumina is sourced from BALCO’s own bauxite mines and alumina refinery, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, including Vedanta Aluminium, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc, lead and aluminum LME prices for the periods indicated:

	&000,000	&000,000
	Six months ended September 30,
	2010	2011
	(in US dollars per ton)
Zinc LME	$2,015	$2,236
Lead LME	$1,989	$2,503
Aluminum LME	$2,090	$2,495

India Market Premium

Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.

Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business. Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources some of its thermal coal requirement from a subsidiary of Coal India, under a five-year supply agreement entered into in August 2006. BALCO sourced 66.0% and 53.0% of its coal requirement in fiscal 2011 and during the six-month period ended September 2011 respectively under this agreement. Due to the coal block allocation mentioned below and the remaining coal being sourced from local markets, we expect the amount of coal sourced under the five-year supply agreement to reduce progressively. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur Coal Block for use in HZL’s captive power plant. This allocated coal block is regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. The forest diversion proposal was rejected by the MoEF by a letter dated December 30, 2009. The environmental clearance and approval for forest diversion were rejected by the MoEF and thus, a letter of rejection was issued by the state government on January 23, 2010. We have made our submissions to the MoEF. Thereafter, the Prime Minister’s Office constituted a committee of secretaries to review the rejection of the environmental clearance and approval.

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan although certain other approvals including environmental approval and forest clearance from the regulatory authorities are still pending. We expect mine development activities to commence upon the receipt of all regulatory approvals. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.

For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”

Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.

The following table sets forth cost of production for each of our metals for the periods presented:

		Six months ended September 30
		2010	2011
	Unit of Measurement	(in US dollars per ton, except as indicated)
Copper smelting and refining(1)	c/lb	7.1	(3.3)

Zinc India(2)	$/ MT	997	1,050

Zinc International(3)	$/ MT	—	—
-Skorpion	$/ MT	—	1,184
-BMM	$/ MT	—	1,479
-Lisheen	$/ MT	—	1,176
Aluminum(4)	$/ MT	1,780	2,036

(1)	Cost of production relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes.

(2)	Cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots.

(3)	Cost of production of zinc at Skorpion consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Cost of production at BMM consists of direct mining costs, concentrator costs, direct services cost and allocated indirect costs. Cost of production at Lisheen consists of direct mining costs, mill processing costs, overhead costs, treatment charges and other direct cash costs.

(4)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminium metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminium metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminium consists of total direct cash costs.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have generally increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production volumes in that higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale on increased production volumes in our copper and zinc business. Production at our aluminum businesses decreased between the six-month period ended September 30, 2010 and 2011 due to shut downs and low current efficiency. For example, operations at BALCO’s older 100,000 tpa aluminum smelter were partially suspended from February 2009 and ceased on June 5, 2009. The following table summarizes our production volumes for our primary products for the periods indicated:

		Six months ended September 30,
Segment	Product	2010	2011
		(tons)
Copper	Copper cathode(1)	144,833	161,080
	Copper rods	101,211	81,802
Zinc India	Zinc	340,758	377,796
	Lead	28,665	30,457
Zinc International	—	—	—
Skorpion	Zinc	—	75,576
BMM	Copper (3)	—	1,479
	Zinc(3)	—	17,408
	Lead(3)	—	27,361
Lisheen	Zinc(3)	—	95,089
	Lead(3)	—	17,147
Aluminum	Ingots	15,391	2,033
	Rods	80,374	81,029
	Rolled Products(2)	32,144	38,057

	Total Aluminum	127,909	121,119

Note:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rod.

(2)	Includes captive consumption for project of 4,720 tons for six months ended September 2010 and 2,583 tons for six months ended September 2011.

(3)	Refers to mined metal content in concentrate.

In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to February 28, 2011	March 1, 2011 to Present
Copper	5.0%	5.0%	5.0%	5.0%
Copper concentrate	2.0%	2.0%	2.0%	2.5%
Zinc	5.0%	0.0%	5.0%	5.0%
Aluminum	5.0%	5.0%	5.0%	5.0%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, or CVD, of 10.0% (prior to February 27, 2010, the CVD was 8.0%) of the assessable value and basic custom duty, which is levied on imports in India.

In January 2004, the special additional duty, or SAD, of 4% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

On February 28, 2011, the Indian government announced the following changes which took effect from March 1, 2011:

•	There will be a 1.0% excise duty on fly ash.

•	The import duty on copper concentrate and rock phosphate will be increased from 2.0% to 2.5%.

Export Incentives

The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.

For the six months ended September 30, 2010 and 2011, exports accounted for 30.3% and 27.5%, respectively, of our copper business’ revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006 to August 31, 2008	September 1, 2008 to September 19, 2010	September 19, 2010 to September 30,2011	1 Oct 2011 to Present
	(percentage of FOB value of exports)
Copper cathode	2.2%(1)	2.2%(3)	2.0%	2.0%(6)
Copper rods	2.2%(2)	2.2%(4)	2.2%(5)	2.0%

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.

(2)	Subject to a cap of Rs. 7,760 per ton.

(3)	Subject to a cap of Rs. 7,000 per ton.

(4)	Subject to a cap of Rs. 9,800 per ton.

(5)	Subject to a cap of Rs. 7,500 per ton.

(6)	Export incentive of 2% of FOB value on certain market focused scheme with effect from April 1, 2011.

For the six months ended September 30, 2010 and 2011, exports accounted for 42.4% and 36.4%, respectively, of our Zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007 to November 3, 2008	November 4, 2008	November 5, 2008 to 30 September 2011	1 Oct 2011 to Present
	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	3.0%	2.0%
Zinc Ingots	5.0%	4.0%	5.0%	2.0%
Lead concentrate	3.0%	3.0%	3.0%	3.2%

For the six months ended September 30, 2010 and 2011, exports accounted for 0.7% and 1.1%, respectively, of our aluminum business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	October 9, 2007 to 30 September 2011	1 October 2011 to Present
	(percentage of FOB value of exports)
Aluminum ingots	3.0%	2.0%
Aluminum rods	5.0%	2.0%
Aluminum rolled products	4.0%	3.0%

The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties

Income tax on Indian companies is presently charged, and during the six-month period ended September 30, 2011 was charged, at a statutory rate of 30.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 32.5%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The MAT rate is currently, and during the six-month period ended September 30, 2011 was, 20.0% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP.

A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 16.2%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.

We currently pay an excise duty of 10.0% (prior to December 6, 2008, the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers.

We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL mines are located, at a rate of 8.4% with effect from August 13, 2009 (which was 6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (which was 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the revenue plus 0.4 times the profit multiplied by the profit margin over revenue, subject to a cap of 5.0% of revenue. Our royalties in Zinc International business are 3.0% and 3.5% of turnover of Skorpion and Lisheen respectively. With respect to BMM, the royalties are 7.6% and 6.9% for fiscal 2011 and the six-month period ended September 2011 respectively. For BMM, the royalties depend on 0.5% of the turnover plus one-ninth of the earnings before interest and tax percentage.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. In addition, a large part of SIIL’s and HZL’s investment of surplus cash are in tax exempt instruments.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.

Since our acquisition of the Zinc International companies, our transactions will also be in Namibia Dollars and South African Rand currencies.The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Six months ended September 30,
	2010		2011
	(per US dollar)
Indian Rupees	Rs.	46.09	Rs.	45.26

Australian dollars	AUD	1.12	AUD	0.95
Namibia dollars			NAD	7.05
South African Rand			ZAR	6.97

Source: Reserve Bank of India

The average exchange rate of the Indian Rupee against the US dollar was Rs. 46.09 per US dollar in the six-month period ended September 30, 2010 as compared to Rs. 45.26 per US dollar in the six-month period ended September 30, 2011, an appreciation of 1.8%, which affected our revenue negatively.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Six months ended September 30,
	2010	2011
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Other operating income	0.8	0.6

Total revenue	100.8	100.6
Cost of sales	(76.0)	(76.8)
Distribution cost	(1.1)	(1.8)
Administration expenses	(2.3)	(2.1)

Operating profit	21.4	19.9
Investment income	8.5	7.6
Finance costs	1.5	(3.7)
Share in profit of associates	(1.1)	(2.4)

Profit before taxes	30.2	21.4
Tax expense	(7.4)	(4.8)

Profit for the period	22.8	16.6

Profit attributable to:
Equity holders of the parent	16.4	11.4
Non-controlling interest	6.4	5.2

Comparison of six-month period ended September 30, 2010 and September 30, 2011

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs. 119,528 million in the six-month period ended September 30, 2010 to Rs. 200,592 million ($4,089.5 million) in the six-month period ended September 30, 2011, a increase of Rs. 81,064 million, or 67.8%. Revenue increased primarily as a result of acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen, commissioning of two unit of 600 MW power plant by Sterlite Energy, higher sales volumes in HZL, higher daily average LME prices of metals and higher daily average London Bullion Market Association, or LBMA, prices of precious metals, partially offset by appreciation of the Indian Rupee against the US dollar by 1.8%.

Other operating income increased from Rs. 982 million in the six-month period ended September 30, 2010 to Rs. 1,127 million ($23.0 million) in the six-month period ended September 30, 2011, an increase of Rs. 145 million, or 14.8%. The increase was primarily due to increase in scrap sale in HZL.

Operating profit increased from Rs. 25,586 million in the six-month period ended September 30, 2010 to Rs. 40,012 million ($815.7 million) in the six-month period ended September 30, 2011, an increase of Rs. 14,426 million, or 56.4%.The increase was due to higher sales volumes from our zinc business, rise in the daily average LME prices of zinc and aluminum, acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen and commissioning of two units of 600 MW power plant, which was partially offset by higher operating costs mainly due to high coal costs and commodity linked prices. Operating profit margin decreased from 21.4% in the six-month period ended September 30, 2010 to 19.9% in the six-month period ended September 30, 2011. Contributing factors to our consolidated operating income were as follows:

Cost of sales increased from Rs. 90,785 million in the six-month period ended September 30, 2010 to Rs. 153,939 million ($3,138.4 million) in the six-month period ended September 30, 2011, an increase of Rs. 63,154 million, or 69.6%. Cost of sales increased primarily due to higher input prices, higher production volumes in our Zinc India business and acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen. Cost of sales as a percentage of revenue marginally increased from 76.0%, in the six-month period ended September 30, 2010 to 76.7% in the six-month period ended September 30, 2011.

Distribution costs increased from Rs. 1,338 million in the six-month period ended September 30, 2010 to Rs. 3,632 million ($74.1 million) in the six-month period ended September 30, 2011, an increase of Rs. 2,294 million. The increase in distribution expenses was due to acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen.

Administration expenses increased from Rs. 2,801 million in the six month ended September 30, 2010 to Rs. 4,136 million ($84.3 million) in the six-month period ended September 30, 2011, an increase of Rs. 1,335 million, or 47.7%., As a percentage of revenue, administration expenses decreased from 2.3% for the six-month period ended September 30, 2010 to 2.1% in the six-month period ended September 30, 2011.

During the six-month period ended September 30, 2011, we charged to profit and loss account Rs. 75 million on account of contribution towards the Cancer Research Hospital project being set up by Vedanta Medical Research Foundation at Raipur in Chhattisgarh. The contribution has been made by us as a part of our Corporate Social Responsibility initiative in healthcare.

Copper

Revenue in the copper segment increased from Rs. 61,180 million for the six-month period ended September 30, 2010 to Rs. 99,380 million ($2,026.1 million) for the six-month period ended September 30, 2011, an increase of Rs. 38,200 million, or 62.4%. This increase was primarily due to the higher daily average copper LME prices during the six-month period ended September 30, 2011 compared to the six-month period ended September 30, 2010.

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copper cathode production increased from 144,833 tons in the six-month period ended September 30, 2010 to 161,080 tons in the six-month period ended September 30, 2011, a increase of 11.2%. This was primarily due to a bi-annual maintenance shutdown during first half of fiscal 2011 and improved volumes in second quarter of fiscal 2012. Copper cathode sales increased from 43,930 tons in the six-month period ended September 30, 2010 to 77,909 tons in the six-month period ended September 30, 2011, an increase of 77.35% due to increased production.

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production of copper rods decreased from 101,211 tons in the six-month period ended September 30, 2010 to 81,802 tons in the six-month period ended September 30, 2011, a decrease of 19.18%. This decrease in rod production was on account of higher production of cathodes due to better realization from the export markets. Copper rod sales decreased from 99,498 tons in the six-month period ended September 30, 2010 to 81,022 tons in the six-month period ended September 30, 2011, a decrease of 18.56%. The decrease in sales was in line with the decrease in production.

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sales of copper in the Indian market decreased from 110,337 tons in the six-month period ended September 30, 2010 to 96,509 tons in the six-month period ended September 30, 2011, a decrease of 12.53%, and our exports increased from 33,090 tons in the six-month period ended September 30, 2010 to 62,422 tons in the six-month period ended September 30, 2011, a increase of 47.0%. Our domestic sales as a percentage of total sales decreased from 76.93% in the six-month period ended September 30, 2010 to 60.72% in the six-month period ended September 30, 2011 as the demand in the domestic market was lower than our production volume growth.

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the daily average copper cash settlement price on the LME increased from $7,131 per ton in the six-month period ended September 30, 2010 to $9,057 per ton in the six-month period ended September 30, 2011, a increase of 27.01%.

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net conversion costs was negative 3.3 US cents per pound in the Six –month period ended September 30, 2011, a substantial improvement from 7.1 US cents per pound in the six-month period ended September 30, 2010, primarily on account of improved by-product mainly sulphuric acid, higher LME prices and higher volumes.

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mined metal production from our Australian mine decreased from 14,000 tons in the six-month period ended September 30, 2010 to 11,000 tons in the six-month period ended September 30, 2011, a decrease of 21.4%, primarily as a result of rock fall incident at the mine in the month of September 2011.

Operating profit in the copper segment increased from Rs. 4,175 million in the six-month period ended September 30, 2010 to Rs. 6,061 million ($123.6 million) in the six-month period ended September 30, 2011, a increase of Rs. 1,886 million, or 45.2%. The increase in operating profit was primarily due to lower net production costs, higher LME prices and marginally higher realized TC/RCs.

Zinc India

Revenue in the Zinc India segment increased from Rs. 40,732 million in the six-month period ended September 30, 2010 to Rs. 53,438 million ($1,089.5 million) in the six-month period ended September 30, 2011, an increase of Rs. 12,706 million, or 31.2%. This was primarily due to an increase of 11.0% in the daily average zinc LME prices during the six-month period ended September 30, 2011 compared to the six-month period ended September 30, 2010, and also increase in sales volume. Specifically:

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zinc ingot production increased from 340,758 tons in the six-month period ended September 30, 2010 to 377,796 tons in the six-month period ended September 30, 2011, an increase of 10.9%, due to ramp-up of production from our hydrometallurgical zinc smelter at Dariba. Zinc ingot sales increased from 339,755 tons in the six-month period ended September 30, 2010 to 375,731 tons in the six-month period ended September 30, 2011, an increase of 10.6%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

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zinc ingot sales in the domestic market increased from 201,196 tons in the six-month period ended September 30, 2010 to 213,646 tons in the six-month period ended September 30, 2011, an increase of 6.2%, primarily due to higher production and strong market demand in India. Export sales also increased from 138,558 tons in the six-month period ended September 30, 2010 to 162,085 tons in the six-month period ended September 30, 2011, a increase of 17.0%.

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the daily average zinc cash settlement price on the LME increased from $2,015 per ton in the six-month period ended September 30, 2010 to $2,236 per ton in the six-month period ended September 30, 2011, a increase of 11.0%.

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the daily average lead cash settlement price on the LME increased from $1,989 per ton in the six-month period ended September 30, 2010 to $2,503 per ton in the six-month period ended September 30, 2011, a increase of 25.8%.

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we sold surplus lead concentrate of 7,471 dmt in the six-month period ended September 30, 2010 and 10,086 dmt in the six-month period ended September 30, 2011 to third parties. This increase is primarily due to the availability of surplus lead concentrate as a result of lower consumption of lead concentrate to produce metal due to short term mismatch in the mining and consumption at our lead smelter.

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lead ingot production increased from 28,665 tons in the six-month period ended September 30, 2010 to 30,457 tons in the six-month period ended September 30, 2011, a increase of 6.3%, primarily due to commissioning of new lead smelter at Dariba. Lead ingots sales increased from 28,533 tons in the six-month period ended September 30, 2010 to 29,397 tons in the six-month period ended September 30, 2011, a increase of 3.0%.

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silver ingot production increased from 72,517 kg in the six-month period ended September 30, 2010 to 81,667 kg in the six-month period ended September 30, 2011, an increase of 12.6%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Metal Association, or LBMA, price increased by 105.8% in the six-month period ended September 30, 2011 as compared to the six-month period ended September 30, 2010. Sale of silver ingots increased from 72,709 kg in the six-month period ended September 30, 2010 to 82,362 kg in the six-month period ended September 30, 2011, an increase of 13.3% enabled by the increase in production.

Operating profit in the zinc segment increased from Rs. 18,691 million in the six-month period ended September 30, 2010 to Rs. 27,007 million ($550.6 million) in the six-month period ended September 30, 2011, an increase of Rs. 8,316 million, or 44.5%. Operating margin increased from 45.9% in the six-month period ended September 30, 2010 to 50.5% in the six-month period ended September 30, 2011.

Zinc International

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs.69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

Revenue and operating profit in the Zinc International business segment was Rs. 20,696 million ($ 421.9 million) and Rs. 4,295 million ($ 87.6 million) respectively for the six-month period ended September 30, 2011.

Aluminum

Revenue from external customers in the aluminum segment increased from Rs. 17,212 million in the six-month period ended September 30, 2010 to Rs. 17.471 million ($356.2 million) in the six-month period ended September 30, 2011, an increase of Rs. 259 million, or 1.5%, primarily due to an increase in the daily average aluminum LME prices during the six-month period ended September 30, 2011 compared to the six-month period ended September 30, 2010 which is offset by lower sales volume. Specifically:

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aluminum production decreased from 127,907 tons in the six-month period ended September 30, 2010 to 121,119 tons in the six-month period ended September 30, 2011, a decrease of 5.31%. Production at the old 100,000 tpa Korba smelter was 891 tons for the six months ended September 30, 2010, which was permanently stopped on June 5, 2010, due to the smelter’s higher cost of production. Production from new smelter decreased from 127,017 tons in the six-month period ended September 30, 2010 to 121,119 tons for six months ended September 2011 primarily due to decrease in current efficiency.

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aluminum sales decreased from 121,782 tons in the six-month period ended September 30, 2010 to 108,914 tons in the six-month period ended September 30, 2009, a decrease of 10.6%. Sales of aluminum ingots decreased from 14,033 tons in the six-month period ended September 30, 2010 to 1,710 tons in the six-month period ended September 30, 2011, a decrease of 87.8%. Wire rod sales decreased from 80,096 tons in the six-month period ended September 30, 2010 to 78,573 tons in the six-month period ended September 30, 2011, a decrease of 1.9%. Rolled product sales increased from 27,653 tons in the six-month period ended September 30, 2010 to 28,631 tons in the six-month period ended September 30, 2011, an increase of 3.5%, primarily due to increased demand of this product.

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aluminum sales in the domestic market decreased from 120,982 tons in the six-month period ended September 30, 2010 to 107,414 tons in the six-month period ended September 30, 2011, a decrease of 11.2%, due to lower production. Our aluminum exports increased from 799 tons in the six-month period ended September 30, 2010 to 1,500 tons in the six-month period ended September 30, 2011. We endeavor to sell as large a quantity of our products domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales decreased from 99.3% in the six-month period ended September 30, 2010 to 98.6% in the six-month period ended September 30, 2011.

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the daily average aluminum cash settlement price on the LME increased from $2,090 per ton in the six-month period ended September 30, 2010 to $2,495 per ton in the six-month period ended September 30, 2011, an increase of 19.4%

Operating profit in the aluminum segment decreased from Rs. 2,607 million in the six-month period ended September 30, 2010 to Rs. 2,117 million ($43.2 million) in the six-month period ended September 30, 2010, a decrease of Rs. 490 million, or 18.8%. Operating margin decreased from 15.1% in the six-month period ended September 30, 2010 to 12.1% in the six-month period ended September 30, 2011 due to higher hot metal production costs.

Power

The power segment has been reclassified and now comprises of independent power plants at Sterlite Energy, Talwandi Sabo and wind power at HZL. The power sold from BALCO’s 270MW captive power plant earlier classified under the power segment is now considered under the aluminum segment. In compliance with IFRS 8, this classification was applied from April 1, 2011 and accordingly comparative information for the year ended March 31, 2011 and six months ended September 30, 2010 has been restated for this change.

Revenue in the power segment increased from Rs. 404 million in the six-month period ended September 30, 2010 to Rs. 8,587 million ($175.1 million) in the six-month period ended September 30, 2011, an increase of Rs. 8,183 million, the increase is primary due to the operation of Sterlite Energy’s two units of 600 MW power plant at Jharsuguda.

Operating profit in the power segment increased from Rs. 116 million in the six-month period ended September 30, 2010 to Rs. 547 million ($11.2 million) in the six-month period ended September 30, 2011, an increase of Rs. 431 million, primarily due to sale of power in the external market by Sterlite Energy’s two units of 600 MW power plant at Jharsuguda.

Investment Revenue

Investment revenue increased from Rs. 10,101 million in the six-month period ended September 30, 2010 to Rs. 15,152 million ($308.9 million) in the six-month period ended September 30, 2011, a increase of Rs. 5,051 million, or 50.0%, primarily due to higher returns on cash and liquid investments.

Finance costs

Finance costs increased from an income of Rs. 1,761 million in the six-month period ended September 30, 2010 to an expenditure of Rs. 7,377 million ($150.4 million) in the six-month period ended September 30, 2011, an increase of Rs. 9,138 million. The increase in finance cost was primarily due to mark to market foreign exchange loss on account of depreciation of the Indian Rupee and an increase in our outstanding debt in six-month period ended September 30, 2010 as compared to the six-month period ended September 30, 2011.

Share in profit / loss of associate

Share in loss of associate was Rs. 1,343 million in the six-month period ended September 30, 2010. Share in the loss of associate was Rs. 4,794 million ($97.7 million) in the six month ended September 30, 2011. The increase in loss was due to increase in finance costs and mark to market foreign exchange loss on account of depreciation of the Indian Rupee of our associate.

Tax expense

Tax expense increased from Rs. 8,809 million in the six-month period ended September 30, 2010 to Rs. 9,648 million ($196.7 million) in the six-month period ended September 30, 2011. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 24.4% in the six-month period ended September 30, 2010 and 22.4% in the six-month period ended September 30, 2011. The effective tax rate was lower in the six-month period ended September 30, 2011 primarily due to reversal of tax liability booked in earlier years.

Non-controlling interest

Profit attributable to Non-controlling interest increased from Rs. 7,594 million in the six-month period ended September 30, 2010 to Rs. 10,524 million ($214.5 million) in the six-month period ended September 30, 2011, an increase of Rs. 2,930 million, or 38.6%. This increase was mainly due to higher profits in our Zinc India business in the six-month period ended September 30, 2011. Non-controlling interest as a percentage of profit remains was 27.8% for six-month period ended September 30, 2010 and 31.6% for six-month period ended September 30, 2011.

Liquidity and Capital

As of September 30, 2011, we had cash and short-term investments and deposits (excluding restricted cash and investments) totaling Rs. 225,291 million ($4,593.1 million), net cash and no significant near-term debt redemption obligations, and SIIL had, on a standalone basis, cash and short-term investments totaling Rs. 37,430 million ($763.1 million).

The cash flow summary of net cash provided or used for the period indicated:

	six-month period ended September 30,
	2010	2011	2011
Net cash provided by/ (used in):	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Operating activities	37,841	30,967	631.5
Investing activities	(34,086)	(46,075)	(939.4)
Financing activities	(3,065)	17,026	347.0

Net Cash Provided by Operating Activities

Net cash provided by operating activities was Rs. 30,967 million ($631.5 million) in the six-month period ended September 30, 2011 as compared to net cash provided of Rs. 37,841 million in the six-month period ended September 30, 2010. The decrease in cash flows from operating activities was primarily due to a decrease in trade and payable by Rs. 15,273 million and increase in trade and other receivables by Rs. 9,369 million, which was partially offset by a decrease in inventories by Rs. 15,801 million and decrease in other current and non-current assets by Rs. 2,427 million in the six-month period ended September 30, 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 46,075 million ($939.4 million) in the six-month period ended September 30, 2011 as compared to Rs. 34,086 million in the six-month period ended September 30, 2010 an increase of Rs. 11,989 million primarily due to 50,708 million loan given to related parties and Rs. 9,638 for purchases of property, plant and equipment, which was partially offset by Rs. 48,468 million net proceeds of fixed deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 17,026 million ($347.0 million) in the six-month period ended September 30, 2011 compared to net cash provided Rs. 3,065 million in the six months period ended September 30, 2010, primarily as a result of Rs. 17,198 million net proceeds and repayment of long term and short term debts.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 11 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 84,117 million ($1,714.9 million) as of September 30, 2011.

Qualitative Disclosures about Market Risk

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar.

We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all exposures with a maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

Hedging activities in India are governed by the Reserve Bank of India, or RBI, with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.

We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk

Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.

Commodity Price Risk

We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.

Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact the effectiveness with which we manage commodity price risk.

We have in the past held or issued derivative instruments such as forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 28, 2011

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer